14049678

JD 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Johnston, Lemon, & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Vermont Ave., NW
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth I. Miller, Senior Vice President and Chief Financial Officer (202) 842 - 5618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

7200 Glen Forest Dr. Suite 200	Richmond	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Contents

3/27/14

ESTABLISHED 1920
JOHNSTON, LEMON & CO.
INCORPORATED
MEMBER
FINANCIAL INDUSTRY REGULATORY AUTHORITY
SIPC
1101 VERMONT AVENUE, N.W.
WASHINGTON, D.C. 20005-3585

(202) 842-5500 / (800) 424-5158

AFFIRMATION

We, the undersigned officers and directors, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules of Johnston, Lemon & Co. Incorporated, as of December 31, 2013, are true and correct. We further affirm that neither the Company nor any principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

In addition, as members of the New York Stock Exchange Inc. and FINRA, we affirm that the attached Consolidated Financial Statements and supplementary schedules as of December 31, 2013, will promptly be made available to those Johnston, Lemon & Co. Incorporated members whose signatures do not appear below.

Kenneth I. Miller
Senior Vice President and
Chief Financial Officer

Thomas T. Wallace
Chief Executive Officer and
President

Notary Public

McGladrey

Independent Auditor's Report

To the Board of Directors
Johnston, Lemon & Co. Incorporated
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated and subsidiaries (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Johnston, Lemon & Co. Incorporated and its subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Richmond, Virginia
February 28, 2014

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 6,059,042
Securities Owned, at fair value (Notes 2 and 4)	113,442
Office Equipment and Furniture, net of accumulated depreciation of $1,186,462 (Note 1)	67,658
Prepaid Assets	1,056,738
Other Assets (Note 7)	610,006
Receivable from Clearing Organization	102,491
Deferred Tax Asset (Note 8)	6,252
Total assets	$ 8,015,629
Liabilities and Stockholders' Equity	
Liabilities	
Accrued compensation	$ 206,271
Accounts payable and accrued expenses	253,428
Stock redemption payable	583,998
Total liabilities	1,043,697
Stockholders' Equity	
Class A capital stock, $3.125 par value (1,040,000 shares authorized; 544,239 shares issued and outstanding)	1,700,747
Class B capital stock, $3,125 par value (1,040,000 shares authorized; 36,292 shares issued and outstanding)	113,413
Additional paid-in capital	5,442,532
Retained deficit	(284,760)
Total stockholders' equity	6,971,932
Total liabilities and stockholders' equity	$ 8,015,629

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated.

On December 21, 2012, Johnston-Lemon Group, Incorporated (the former Parent Company of the Company) and Washington Management Corporation (affiliated entity) were acquired by Capital Research Management Corporation. Prior to the execution of the merger agreement, certain assets of the Parent Company and the affiliated entity were transferred to the Company. In addition, the Company's tax receivables were collected and the Parent made a capital contribution to the Company. As a result of the merger agreement, the shareholders of the Parent Company became the shareholders of the Company through the payment of a stock dividend on December 24, 2012. In addition, the Company entered into a transition service agreement with Capital Research Management Corporation, such that certain employees of the Company would provide assistance to Capital Research Management Corporation for a period of four months. In return for the services, the Company earned a fee.

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in interest rates. The Company does not include its investment in a money market fund as cash.

The Company earns revenues from several sources, including agency commissions, fund revenues, principal transactions, syndicate transactions, account assessed fees in lieu of commissions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

In July 2013, the Securities and Exchange Commission (the SEC) enacted new broker-dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

Note 2. Securities Owned

Securities owned and securities sold but not yet purchased are recorded at fair value based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, fair value is management's best estimate based on comparable instruments and the underlying attributes of the security. Included in securities owned are positions used in the day-to-day brokerage operations (trading positions) and securities held for longer term investments (investment positions). At December 31, 2013, securities owned consisted of the following:

	Securities Owned	Securities Sold But Not Yet Purchased
Trading and syndicate positions		
Equity Securities	$ 563	$ -
Municipal securities	51,636	-
Taxable fixed income	7,330	-
Investment positions		
Money market	41,973	-
Equity securities	11,940	-
	$ 113,442	$ -

The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

Fair Value Measurement: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by U.S. GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.

Level 3 Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2. Securities Owned (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Fair Value Measurements on a Recurrent Basis as of December 31, 2013		
	Level 1	Level 2	Level 3
Assets			
Equity securities, money market and mutual funds	$ 54,476	$ -	$ -
Taxable fixed income	-	7,330	-
Municipal securities	-	51,636	-
Liabilities			
Municipal securities	-	-	-

For the year ended December 31, 2013, there were no securities transferred from Level 1 to Level 2 or from Level 2 to Level 1.

Note 3. Commitments and Contingencies

The Company leases office space under an operating lease agreement that expires in 2017. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges. In addition, the Company was required to pay a security deposit of $1,023,424, which is recorded as a prepaid expense on the Company's financial statement.

Minimum lease obligations under the noncancellable lease, before allocations to the Holding Company and affiliates, are as follows:

2014	$ 670,807
2015	687,570
2016	704,760
2017	417,656
	$ 2,480,793

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any probable claims.

Note 4. Financial Instruments With Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income. At December 31, 2013, other than certain underwriting activities, the Company did not have any "when-issued" commitments or other off-balance-sheet transactions.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance- sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $4,874,303, which was $4,624,303 in excess of required net capital of $250,000. The Company's net capital ratio was 0.15 to 1.

Note 6. Reconciliation of Assets and Liabilities to Regulatory Reports

Form X-17 A-5 pertains to the nonconsolidated broker-dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the broker-dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2013, on Form X-17 A-5, filed with the SEC, is as follows:

	Amount per Form X-17-A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 5,675,805	$ 383,237	$ 6,059,042
Securities	113,500	(58)	113,442
Office equipment	24,392	43,266	67,658
Investment in and receivables from affiliates	684,533	(684,533)	-
Other assets and current taxes receivable	1,117,421	555,575	1,672,996
Receivable from clearing organization	102,491	-	102,491
	$ 7,718,142	$ 297,487	$ 8,015,629
Liabilities			
Accrued compensation, accounts payable, accrued expenses, deferred taxes payable and stock redemption payable	$ 138,156	$ 905,541	$ 1,043,697
Stockholders' equity	7,579,986	(608,054)	6,971,932
	$ 7,718,142	$ 297,487	$ 8,015,629

Note 7. Related-Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to its subsidiaries. The Company allocated employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges. At December 31, 2013, all amounts had been reimbursed.

Additionally, the Company has a $240,000 receivable from an officer at an interest rate of 2%. The interest has been paid through December 31, 2013. The amount is included in other assets on the consolidated statement of financial condition.

Note 8. Income Taxes

U.S. GAAP, *Accounting for Income Taxes,* requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

Prior to December 21, 2012, the Company was included in the consolidated federal and state income tax returns of the former Parent Company. The Company's tax represented an intercompany allocation based principally on a separate-return basis calculation. As of December 31, 2012, the Company is filing its own tax return.

Note 8. Income Taxes (Continued)

The net deferred tax asset results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset were as follows at December 31, 2013:

Deferred tax asset:	
Severance pay	$ 11,272
Provision for losses in excess of deductions	10,771
Accrued vacation	6,375
Other	3,329
	31,747
Deferred tax liability:	
Unrealized appreciation	(3,628)
Fixed assets	(21,867)
Net deferred tax asset	$ 6,252

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has applied ASC 740 to all tax positions for which the statute of limitations remained open. Open tax years include 2010 through 2013.

Note 9. Employee Benefit Plans

The Company has a defined contribution savings plan covering substantially all full-time Company employees. This plan was terminated on December 31, 2013, and all assets will be distributed in 2014. The Company also provides certain health and life insurance benefits for all active Company employees.

Note 10. Capital Stock and Subsequent Event

On November 25, 2013, the Company made a tender offer to all minority shareholders to purchase their shares of stock for $7.74 per share. As of December 31, 2013, 70,989 shares of Class A capital stock had been purchased and 26,290 shares of Class B capital stock had been purchased. In addition, the Company recorded a payable for the redemption of 59,819 shares of Class A capital stock and 15,633 shares of Class B capital stock for which the minority stockholders had accepted the offer, but payment had not been made until after December 31, 2013. The total stock redemption payable recorded as of December 31, 2013, was $583,998, which was paid in January 2014. The offer was open to all shareholders through January 10, 2014.

During January 2014, in addition to the shares purchased for which a stock redemption payable had been recorded at December 31, 2013, an additional 81,609 shares of Class A capital stock and 21,690 shares of Class B capital stock were purchased for a total of $799,550.

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.